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                                                                      EXHIBIT 21

                              [CELTRIX LETTERHEAD]


NEWS RELEASE

                                        CONTACT:  INSMED Pharmaceuticals, Inc.
                                                  Michael D. Baer
                                                  804/828-6893 ext. 135
                                                  or
                                                  Celtrix Pharmaceuticals, Inc.
                                                  Donald Huffman
                                                  408/573-6232


                    INSMED PHARMACEUTICALS TO ACQUIRE CELTRIX

SAN JOSE, Calif.--(BUSINESS WIRE)--Dec. 1, 1999--INSMED Pharmaceuticals, Inc.
(a privately-held biopharmaceutical company) and Celtrix Pharmaceuticals, Inc. (Nasdaq: CTRX) announced today that they had entered into a definitive agreement for INSMED to acquire Celtrix.

The acquisition of Celtrix by INSMED is subject to approval by the shareholders of both companies, as well as certain other contingencies and is expected to close at the end of the first quarter, 2000. At closing, each share of Celtrix will be exchanged for one share in a newly formed holding company and each share of INSMED will be exchanged for three and one-half shares.

Based on the last sale of Celtrix common stock on the NASDAQ SmallCap Market on November 30, 1999, the proposed transaction has a total value of approximately $140 million. On a fully diluted basis, Celtrix has about 37.0 million and INSMED has about 15.2 million shares outstanding. After the transaction, INSMED's current shareholders will hold approximately 59 percent and Celtrix's current shareholders will hold approximately 41 percent of the new company. The exchange will be tax-free for both companies' shareholders. In addition, INSMED expects to complete a private placement of equity securities prior to the acquisition.

The new company's product portfolio will include three drug candidates in advanced clinical trials for the treatment of types 1 and 2 diabetes, osteoporosis, polycystic ovary syndrome and tissue repair.

Geoffrey Allan, Ph.D., who currently serves as President and CEO of INSMED, will be President and CEO of the holding company, and the directors of INSMED will be directors of the holding company. The new company will be located in INSMED's existing facilities in Richmond, Virginia.

Commenting on the acquisition, Dr. Allan said, "This is a unique opportunity for both companies to significantly expand their product portfolios and accelerate their combined clinical development program."

                                     -more-

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"Insmed Pharmaceuticals to Acquire Celtrix"
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"Our goal is to be a leader in the development of drugs to treat endocrine and metabolic disorders," said Allan. "We do not intend to be primarily royalty-driven. Rather, we will retain U.S. rights for selected indications, and partner other rights to maximize global development and revenues."

"We are excited about our clinical results," said Andreas Sommer, Ph.D., President and CEO of Celtrix. "This agreement provides the infrastructure and support needed for SomatoKine to realize its full potential and is a valuable opportunity for our shareholders." In his new capacity, Dr. Sommer will serve as a consultant to the new company.

Celtrix currently has two strategic alliance agreements, a joint venture with Elan Corporation, plc. for the development of SomatoKine, a recombinant DNA-derived protein complex, for osteoporosis and a licensing agreement with Genzyme Corporation for the rights to TGF-beta-2, (transforming growth factor) currently in Phase II clinical testing for the treatment of dermal ulcers.

Celtrix is a biopharmaceutical company developing therapeutics for seriously debilitating, degenerative conditions primarily associated with severe trauma, chronic diseases or aging. The company's focus is on SomatoKine, its novel IGF-BP3 complex (insulin-like growth factor) for treatment of a broad range of metabolic disorders. It has completed Phase II trials in severely osteoporotic patients recovering from hip fracture surgery, and for the treatment of type I diabetes. In addition, Celtrix has licensed rights for another molecule, TGF-beta-2, currently in Phase II clinical testing for treatment of dermal ulcers, to Genzyme Corporation for incorporation into their comprehensive program for tissue repair.

INSMED is an emerging bioscience company focused on the diagnosis and treatment of medical conditions associated with insulin resistance, including type 2 diabetes and polycystic ovary syndrome (PCOS). Through strong relationships developed between researchers at the University of Virginia School of Medicine and INSMED, the company has made important advances in the scientific understanding of insulin resistance, resulting in a series of proprietary therapeutic product candidates. INSMED's lead product, INS-1, is currently in Phase II clinical trials for both type 2 diabetes and PCOS.

Statements included within this press release, which are not historical in nature, constitute forward-looking statements for purposes of the safe harbor provided by the Private Securities Litigation Reform Act of 1995. Such statements involve risks and uncertainties that could cause actual results to differ materially from those described herein. Risks and uncertainties include: product candidates may fail in the clinic or may not be successfully marketed; lack of financial resources to complete development of clinical candidates; and competing products. For a more complete discussion of these and additional risks and uncertainties, refer to cautionary statements made in Celtrix documents filed with the SEC, in particular its annual report on Form 10-K for the year ended March 31, 1999 and its Form 10-Q for the period ended September 30, 1999.

                                      -end-